UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SMART GLOBAL HOLDINGS, INC.

(Name of Issuer)

Ordinary shares, par value $0.03 per share

(Title of Class of Securities)

G8232Y101

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

May 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Partners III Cayman (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
		8.	Shared Voting Power 9,453,560
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 9,453,560
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,453,560
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 43.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
		8.	Shared Voting Power 50,944
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 50,944
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,944
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
		8.	Shared Voting Power 9,504,504
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 9,504,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,504,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 43.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
		8.	Shared Voting Power 9,504,504
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 9,504,504
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,504,504
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 43.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru Fund Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
		8.	Shared Voting Power 4,695,082
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 4,695,082
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,695,082
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 21.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
		8.	Shared Voting Power 57,169
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 57,169
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,169
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
		8.	Shared Voting Power 4,752,251
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 4,996,854 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,996,854 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 23.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. SLTA Sumeru (GP) Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
		8.	Shared Voting Power 4,752,251
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 4,996,854 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,996,854 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 23.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	See Items 5 and 6.

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
	Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
		8.	Shared Voting Power 4,752,251
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 4,996,854 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,996,854 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 23.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Items 5 and 6.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary shares, par value $0.03 per share (the “Ordinary Shares”), of SMART Global Holdings, Inc., a Cayman Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Item 2. Identity and Background.

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Cayman Islands entity:

1.	Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”),

2.	Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman,” and together with SLP III Cayman, the “SLP III Cayman Entities”),

3.	Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”),

4.	Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”),

5.	Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”),

6.	Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTI Sumeru Cayman,” and together with SLS Cayman, the “SLS Cayman Entities,” and collectively with the SLP III Cayman Entities, the “Silver Lake Investors”),

7.	Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”),

8.	SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and

9.	Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c) The general partner of SLP III Cayman and SLTI III Cayman is SLTA III Cayman. The general partner of SLTA III Cayman is SL III Offshore Ltd. SL III Offshore Ltd is controlled by a board of eight directors that acts by majority approval. Certain information concerning the identity and background of each of the directors of SL III Offshore Ltd is set forth in Annex A-1 attached hereto, which is incorporated herein by reference in response to this Item 2.

The general partner of SLS Cayman and SLTI Sumeru Cayman is SLTA Sumeru Cayman. The general partner of SLTA Sumeru Cayman is SLTA Sumeru GP Cayman. The general partner of SLTA Sumeru GP Cayman is SL Sumeru Offshore Ltd. SL Sumeru Offshore Ltd is controlled by a board of nine directors that acts by majority approval. Certain information concerning the identity and background of each of the directors of SL Sumeru Offshore Ltd is set forth in Annex A-2 attached hereto, which is incorporated herein by reference in response to this Item 2.

The principal business of each of SLP III Cayman, SLTI III Cayman, SLS Cayman and SLTI Sumeru Cayman is to invest in securities. The principal business of SLTA III Cayman is to serve as the general partner of SLP III Cayman and SLTI III Cayman and to manage investments through other partnerships and limited liability companies. The principal business of SL III Offshore Ltd is to serve as the general partner of SLTA III Cayman and to manage investments through other partnerships and limited liability companies.

The principal business of SLTA Sumeru Cayman is to serve as the general partner of SLS Cayman and SLTI Sumeru Cayman and to manage investments through other partnerships and limited liability companies. The principal business of SLTA Sumeru GP Cayman is to serve as the general partner of SLTA Sumeru Cayman and to manage investments through other partnerships and limited liability companies. The principal business of SL Sumeru Offshore Ltd is to serve as the general partner of SLTA Sumeru GP Cayman and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding

(excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

On August 26, 2011, Saleen Holdings, Inc., an entity formed by the Silver Lake Investors and certain other shareholders acquired SMART Modular Technologies (WWH), Inc. by a merger of SMART Modular Technologies (WWH), Inc. into a subsidiary of Saleen Holdings, Inc. (the “Merger”). Saleen Holdings, Inc. was later renamed SMART Global Holdings, Inc. The total cash consideration for the Merger was approximately $688 million, which was funded from equity contributions from the shareholders of Saleen Holdings, Inc., as well as proceeds received by the Issuer in connection with debt financing.

On May 30, 2017, in connection with the Issuer’s initial public offering (the “IPO”), SLP III Cayman, SLTI III Cayman, SLS Cayman and SLTI Sumeru Cayman purchased 994,640, 5,360, 493,985 and 6,015 Ordinary Shares, respectively, at the initial public offering price to the public of $11.00 per share for total consideration of $10.9 million, $0.1 million, $5.4 million and $0.1 million, respectively, or $16.5 million in the aggregate. The aggregate funds used in connection with the purchase were provided from general funds available to the purchasers.

Item 4. Purpose of the Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Ordinary Shares for investment purposes.

As described further in Item 6 below, Messrs. James Davidson, Managing Director of Silver Lake, Kenneth Hao, Managing Director of Silver Lake, Paul Mercadante, Managing Director of Silver Lake Sumeru, Ajay Shah, Managing Partner of Silver Lake Sumeru, and Jason White, Director of Silver Lake Partners, currently serve as members of the board of directors of the Issuer.

Pursuant to the Sponsor Shareholders Agreement described in Item 6 below, for so long as the Silver Lake Investors continue to own Ordinary Shares in an amount equal to or greater than 25% of the Issuer’s Ordinary Shares outstanding immediately following the consummation of the IPO, the following actions by the Issuer or any of its subsidiaries shall require the prior written consent of the Silver Lake Investors: (1) entering into change of control transactions; (2) acquiring or disposing of assets or entering into joint ventures with a value in excess of $5 million (subject to limited exceptions); (3) incurring capital expenditures in any fiscal year in excess of 10% over the amount of capital expenditures provided for in the annual budget approved by the board of directors; (4) incurring indebtedness for borrowed money (subject to limited exceptions); (5) initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving any of the Issuer’s significant subsidiaries; (6) making any material change in the nature of the business conducted by the Issuer or its subsidiaries; (7) terminating the employment of the Issuer’s Chief Executive Officer or Chief Financial Officer or hiring a new Chief Executive Officer or Chief Financial Officer; (8) increasing or decreasing the size of the board of directors or otherwise changing its composition (other than as described in Item 6 below); (9) entering into certain transactions with the Silver Lake Investors or any of the Issuer’s other affiliates; (10) amending, waiving or otherwise modifying the Investors Shareholders Agreement (described in Item 6 below) or any other key contractual terms with the Issuer’s management (subject to limited exceptions); (11) adopting or amending the annual operating plan of the Issuer; and (12) delegating any of the above actions to any committee of the Issuer’s board of directors (the “Board”).

Although no Reporting Person currently has any specific plan or proposal to sell the Ordinary Shares and/or otherwise increase or decrease their investment in the Issuer, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional Ordinary Shares or securities exercisable for or into Ordinary Shares or dispose of any or all of its Ordinary Shares (including, without limitation, distributing some or all of such Ordinary Shares to such Reporting

Person’s members, partners, stockholders or beneficiaries, as applicable and in accordance with the agreements described in Item 6 below), depending upon an ongoing evaluation of its investment in the Ordinary Shares, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations. Consistent with the Registration Rights Agreement (described in Item 6 below), the Reporting Persons may request or demand a registration statement be filed by the Issuer and be made available and effective so that they may, if they later decide, deliver to the Issuer take-down notices in connection therewith or otherwise to sell Ordinary Shares utilizing such registration statement.

Each Reporting Person, solely in its capacity as a shareholder of the Issuer may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) – (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) By virtue of the relationships and agreements among the Reporting Persons described herein, the Reporting Persons are a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”). As such, the Reporting Persons may be deemed to beneficially own an aggregate of 14,501,358 Ordinary Shares of the Issuer, which includes (i) 9,453,560 Ordinary Shares held by SLP III Cayman; (ii) 50,944 Ordinary Shares held by SLTI III Cayman; (iii) 4,695,082 Ordinary Shares held by SLS Cayman; (iv) 57,169 Ordinary Shares held by SLTI Sumeru Cayman and (v) 244,603 Ordinary Shares held by Mr. Shah and his affiliated investment vehicles (see “Sponsor Shareholders Agreement” in Item 6 below), representing in the aggregate approximately 67.0% of the issued and outstanding Ordinary Shares of the Issuer.

The beneficial ownership reported herein does not include Ordinary Shares beneficially owned by certain investors in the Issuer over which the Reporting Persons may be deemed to share dispositive power by virtue of the rights and obligations set forth in the Investors Shareholders Agreement, described further in Item 6 below. As of April 30, 2017, based on information provided by the Issuer, such persons beneficially own 782,374 Ordinary Shares. The Reporting Persons disclaim beneficial ownership over any such Ordinary Shares.

The percentages of beneficial ownership in this Schedule 13D are based on 21,645,359 Ordinary Shares of the Issuer outstanding following the IPO, as provided by the Issuer.

Information with respect to the beneficial ownership of Ordinary Shares by the directors of SL III Offshore Ltd and SL Sumeru Offshore Ltd is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Item 3 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.

(d) Other than as described in this Schedule 13D, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

Sponsor Shareholders Agreement

In connection with the IPO, the Silver Lake Investors entered into the Amended and Restated Sponsor Shareholders Agreement (the “Sponsor Shareholders Agreement”) with the Issuer and Mr. Ajay Shah and his affiliated investment vehicles (the “Shah Co-Investors” and, together with the Silver Lake Investors, the “Investors”).

Board of Directors

The Sponsor Shareholders Agreement provides that from and after the date of the IPO, the Board shall consist of eight directors, provided that the size of the Board shall further increase to the extent necessary to comply with applicable law, NASDAQ listing standards or as otherwise agreed by the Board. For so long as the Silver Lake Investors continue to own Ordinary Shares in an amount equal to or greater than 25% of the Issuer’s Ordinary Shares outstanding immediately following the consummation of the IPO, any change to the size or composition of the Board requires the consent of the Silver Lake Investors.

For so long as the Silver Lake Investors own at least 50% of the Issuer’s Ordinary Shares outstanding immediately following the consummation of the IPO, the Silver Lake Investors will be entitled to nominate five directors to the Board, with such rights decreasing as follows: a right to nominate four directors if owning between 50% and 35% of such Ordinary Shares, three directors if owning between 35% and 20% of such Ordinary Shares, two directors if owning between 20% and 10% of such Ordinary Shares, and one director if owning between 10% and 5% of such Ordinary Shares.

The initial nominees of the Silver Lake Investors are Messrs. James Davidson (whose initial term will expire in 2020), Kenneth Hao (whose initial term will expire in 2020), Paul Mercadante (whose initial term will expire in 2020), Ajay Shah (whose initial term will expire in 2019) and Jason White (whose initial term will expire in 2019).

Each Silver Lake Investor has agreed that, at any time it is then entitled to vote for the election of directors to the Board, it will take all necessary action, including casting all votes to which such investor is entitled in respect of its Ordinary Shares, whether at any annual, special or extraordinary meeting, by written consent or otherwise, so as to facilitate that the composition of the Board complies with (and includes all of the requisite nominees in accordance with) the Sponsor Shareholders Agreement. Each Silver Lake Investor has further agreed not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of its Ordinary Shares that would prohibit such investor from casting votes in respect of such Ordinary Shares in accordance with the terms of the Sponsor Shareholders Agreement.

Consent Rights

Pursuant to the Sponsor Shareholders Agreement, for so long as the Silver Lake Investors continue to own Ordinary Shares in an amount equal to or greater than 25% of the Issuer’s Ordinary Shares outstanding immediately following the consummation of the IPO, the following actions by the Issuer or any of its subsidiaries shall require the prior written consent of the Silver Lake Investors: (1) entering into change of control transactions; (2) acquiring or disposing of assets or entering into joint ventures with a value in excess of $5 million (subject to limited exceptions); (3) incurring capital expenditures in any fiscal year in excess of 10% over the amount of capital expenditures provided for in the annual budget approved by the Board; (4) incurring indebtedness for borrowed money (subject to limited exceptions); (5) initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving any of the Issuer’s significant subsidiaries; (6) making any material change in the nature of the business conducted by the Issuer or its subsidiaries; (7) terminating the employment of the Issuer’s

Chief Executive Officer or Chief Financial Officer or hiring a new Chief Executive Officer or Chief Financial Officer; (8) increasing or decreasing the size of the Board or otherwise changing its composition (other than as described in this Item 6); (9) entering into certain transactions with the Silver Lake Investors or any of the Issuer’s other affiliates; (10) amending, waiving or otherwise modifying the Investors Shareholders Agreement (described in this Item 6) or any other key contractual terms with the Issuer’s management (subject to limited exceptions); (11) adopting or amending the annual operating plan of the Issuer; and (12) delegating any of the above actions to any committee of the Board.

Restrictions on Transfer

During the period beginning at the end of the expiration of the lock up restrictions agreed to by the Silver Lake Investors and the underwriters in respect of the Ordinary Shares held by the Silver Lake Investors in connection with the IPO and ending on the three-year anniversary of the IPO (the “First Post-IPO Transfer Restriction Period”), each of the Investors shall not transfer any equity securities of the Issuer, including Ordinary Shares, to any person except: (1) each Investor may transfer shares held by such Investor to a Permitted Transferee (as defined in the Sponsor Shareholders Agreement) provided that such Permitted Transferee becomes a party to the Sponsor Shareholders Agreement (and will transfer such Ordinary Shares back to such Investor if such transferee ceases to be a Permitted Transferee); (2) a transfer by any Silver Lake Investor in a privately negotiated transaction (a “Private Sale”) with the prior consent of the other Silver Lake Investors or, in certain circumstances, in compliance with the Tag-Along Rights described below; (3) a transfer by any Silver Lake Investor effected via registered public offering or under Rule 144 under the Securities Act of 1933 (a “Market Trade”), including in each case, in a registered transaction pursuant to the Registration Rights Agreement, provided that such Silver Lake Investor received the prior consent of the other Silver Lake Investors or, in certain circumstances, in accordance with the applicable notice and other requirements under the Sponsor Shareholders Agreement; (4) transfers pursuant to the Tag-Along Rights described below; and (5) a transfer by a Silver Lake Investor of shares as a dividend or distribution in kind to any limited partner, non-managing member or other similar direct or indirect investor in such Silver Lake Investor (a “Distribution In Kind”), provided that such Silver Lake Investor receives the prior consent of the other Silver Lake Investors.

In addition, the Shah Co-Investors will be required to participate in transfers to third parties, including public transfers, alongside the SLS Cayman Entities on a pro-rata basis and, other than transfers to Permitted Transferees describe above, will not otherwise be permitted to transfer Ordinary Shares. If at any time Ajay Shah ceases to be a managing member of a specified affiliate of the SLS Cayman Entities, each of the Shah Co-Investors shall instead be bound by and comply with the transfer restrictions in the Investors Shareholders Agreement applicable to management investors (as described below) and each shall constitute a key management investor for purposes of the transfer restrictions in such agreement, and be bound and comply with the applicable transfer restrictions, subject to certain limitations.

From and after the First Post-IPO Transfer Restricted Period (the “Second Post-IPO Transfer Restriction Period”), Investors shall generally be subject to the same transfer restrictions described above except that any proposed Private Sale, Market Trade or Distribution In Kind by a Silver Lake Investor shall not require the prior consent of the other Silver Lake Investors.

Tag-Along Rights

If any Silver Lake Investor proposes to transfer any Ordinary Shares to any person (other than a Permitted Transferee) in a Private Sale (each a “Tag-Along Sale”), such Silver Lake Investor (the “Selling Silver Lake Investor”) must provide, or direct the Issuer to give and the Issuer shall so give, written notice (a “Transfer Notice”) of such proposed transfer to the other Silver Lake Investors and to permit each other Silver Lake Investor to irrevocably elect to include a proportionate amount of such Silver Lake Investor’s Ordinary Shares in such Tag-Along Sale at the same price per share and pursuant to the same terms and conditions as agreed to by the Selling Silver Lake Investor.

The foregoing description of the Sponsor Shareholders Agreement is qualified in its entirety by reference to the Sponsor Shareholders Agreement, which is filed as Exhibit B to this Schedule 13D and incorporated by reference herein.

Investors Shareholders Agreement

The Silver Lake Investors are parties to a shareholder agreement (the “Investors Shareholders Agreement”) with the Issuer, certain management investors, and the Shah Co-Investors as well as certain investors in warrants issued by the Issuer (the “Warrant Investors”).

Restrictions on Transfer

Under the Investors Shareholders Agreement, no Management Investor (as defined in the Investors Shareholders Agreement) may transfer Ordinary Shares without the consent of the Silver Lake Investors to any person that (i) is a competitor or potential competitor of the Issuer, (ii) is known to be adverse to the interests of the Issuer or (iii) is known to hold (directly or indirectly) more than 5% ownership interest in any such competitor or adverse person (other than in a registered public offering or under Rule 144 under the Securities Act of 1933).

In addition, the Investors Shareholders Agreement includes additional transfer restrictions applicable to a group of key management investors, including Iain MacKenzie (the Issuer’s President and Chief Executive Officer), Alan Marten (the Issuer’s Senior Vice President and Chief Strategy Officer) and Bruce Goldberg (the Issuer’s Vice President, Chief Legal Officer and Chief Compliance Officer), which will terminate on the third anniversary of the Issuer’s IPO. These transfer restrictions include caps on the number of ordinary shares that may be transferred by such key management investors (or his or her permitted transferees). Such caps will be based on the number of shares transferred by the Silver Lake Investors during the applicable period; provided that (i) from the period beginning on the first anniversary of the Issuer’s IPO and ending on the second anniversary of the IPO, the cap with respect to each key management investor shall be no lower than 20% of the sum of the number of Ordinary Shares held by such investor and the number of Ordinary Shares underlying vested options and RSUs held by such investor, each as of the first anniversary of the IPO and (ii) from the period beginning on the second anniversary of the IPO and ending on the third anniversary of the IPO, the cap with respect to each key management investor shall be no lower than 20% of the sum of the number of Ordinary Shares held by such investor and the number of Ordinary Shares underlying vested options and RSUs held by such investor, each as of the second anniversary of the IPO.

Lock-Up Provisions

The Investors Shareholders Agreement provides that, following the Issuer’s IPO, each Management Investor and Warrant Investor (provided for offerings following the IPO, only if such Warrant Investor beneficially owns more than 5% of the Ordinary Shares) may not, to the extent requested by the Issuer, the Silver Lake Investors and/or any underwriter, (1) offer for sale, sell, pledge, or otherwise dispose of any equity securities of the Issuer or securities convertible into or exercisable or exchangeable for equity securities of the Issuer, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of equity securities of the Issuer, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of equity securities of the Issuer, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any equity securities of the Issuer or securities convertible into or exercisable or exchangeable for equity securities of the Issuer or (4) publicly disclose the intention to do any of the foregoing; provided that if any Silver Lake Investor agrees to such restrictions for any shorter period than described above, then each Management Investor and Warrant Investor, as applicable, shall only be obligated for such shorter period. The Investors Shareholders Agreement requires each Management Investor and Warrant Investor, as applicable, if requested by the managing underwriter or underwriters of the Issuer’s IPO, to execute a customary agreement on the same terms and conditions as the Silver Lake Investors reflecting its agreement to abide by such transfer restrictions. The terms of this Lock-Up Agreement are further described below.

The foregoing description of the Investors Shareholders Agreement is qualified in its entirety by reference to the Investors Shareholders Agreement, which is filed as Exhibit C to this Schedule 13D and incorporated by reference herein.

Employee Investors Shareholders Agreement

The Silver Lake Investors are parties to an Employee Investors Shareholders Agreement (the “Employee Investors Shareholders Agreement”) with the Issuer and certain Employee Investors (as defined therein). Under the Employee Investors Shareholders Agreement, the Employee Investors are subject to certain transfer restrictions, similar to those applicable to Management Investors under the Investors Shareholders Agreement described above.

These transfer restrictions provide that no Employee Investor may transfer Ordinary Shares without the consent of the Silver Lake Investors to any person that (i) is a competitor or potential competitor of the Issuer, (ii) is known to be adverse to the interests of the Issuer or (iii) is known to hold (directly or indirectly) more than 5% ownership interest in any such competitor or adverse person (other than in a registered public offering or under Rule 144 under the Securities Act of 1933).

The foregoing description of the Employee Investors Shareholders Agreement is qualified in its entirety by reference to the Employee Investors Shareholders Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

The Silver Lake Investors are parties to an amended and restated registration rights agreement (the “Registration Rights Agreement”) with the Issuer, the Shah Co-Investors, Mr. Mukesh Patel and certain entities affiliated with him and certain of the Issuer’s executive officers, as well as the Warrant Investors. These investors have the right to require the Issuer to register certain of their Ordinary Shares under the Securities Act of 1933 or to participate in future registrations of securities by the Issuer, under the circumstances described below. If not otherwise exercised, the rights described below will expire in certain circumstances in connection with a change of control of the Issuer or, with respect to a party, at such time as such party does not beneficially own any registrable shares subject to the Registration Rights Agreement.

Shelf Registration Rights

Beginning 90 days after the date on which the Silver Lake Investors are no longer subject to any lock-up or contractual restrictions (excluding the Sponsor Shareholders Agreement), the Silver Lake Investors may at any time request in writing that the Issuer file a shelf registration statement to permit the sale or distribution of all or a portion of their registrable shares. Beginning 90 days after the date on which the Warrant Investors are no longer subject to any lock-up or contractual restrictions, the Warrant Investors may at any time request in writing that the Issuer file a shelf registration statement to permit the sale or distribution of their registrable shares at an aggregate offering price of at least $25 million. Subject to specified limitations set forth in the Registration Rights Agreement, holders may request that their registrable shares be joined to this request. Subject to specified limitations set forth in the Registration Rights Agreement, the Issuer may delay filing a registration statement pursuant to this provision on no more than two occasions in any 12-month period.

Demand Registration Rights

Subject to specified limitations set forth in the Registration Rights Agreement, the Silver Lake Investors may demand in writing that the Issuer register all or a portion of the registrable shares under the Securities Act of 1933 if the total amount of registrable shares registered can reasonably be anticipated to have a net aggregate offering price of at least $25 million. Subject to specified limitations set forth in the Registration Rights Agreement, the Issuer may delay filing a registration statement pursuant to this provision on no more than two occasions in any 12-month period.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its shares under the Securities Act of 1933, either for its own account or for the account of other security holders, each holder of registrable shares is entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. Any such limitations on the number of registrable securities that may be included by such holders must be on a pro-rata basis.

The Registration Rights Agreement also contains certain customary cross-indemnification provisions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

Lock-Up Agreement

In connection with the IPO, the Silver Lake Investors and certain officers, directors and other investors of the Issuer entered into a lock-up agreement and agreed with the underwriters, subject to certain exceptions, not to (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Ordinary Shares (including, without limitation, Ordinary Shares that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the Securities and Exchange Commission and Ordinary Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Ordinary Shares, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Ordinary Shares, whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or any other securities of the Issuer, or (iv) publicly disclose the intention to do any of the foregoing, in each case for a period commencing on the date of the lock-up agreement and ending on the 180th day after the date of the prospectus relating to the IPO, except with the prior written consent of Barclays Capital Inc.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the form of the lock-up agreement, which is filed as Exhibit F to this Schedule 13D and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

A.	Agreement of Joint Filing by and among the Reporting Persons

B.	Amended and Restated Sponsor Shareholders Agreement, by and among the Issuer, SLP III Cayman, SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman, Mr. Ajay B. Shah, Krishnan-Shah Family Partners, L.P., Fund No. 1, Krishnan-Shah Family Partners, L.P., Fund No. 3, Krishnan-Shah Family Partners, L.P., Fund No. 4, and The Ajay B. Shah and Lata K. Shah 1996 Trust u/a/d 5/28/1996

C.	Amended and Restated Investors Shareholders Agreement, dated as of November 5, 2016, by and among the Issuer, SLP III Cayman, SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman, the Management Investors (as defined therein) and the Warrant Investors (as defined therein) and Form of Amendment No. 2 to Investors Shareholders Agreement, by and among the Issuer, SLP III Cayman, SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman, the Management Investors and the Warrant Investors (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on May 11, 2017)

D.	Saleen Holdings, Inc. Employee Investors Shareholders Agreement, dated as of August 26, 2011, by and among Saleen Holdings, Inc., SLP III Cayman, SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman and the Employee Investors (as defined therein) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on May 11, 2017)

E.	Amended and Restated Registration Rights Agreement, dated as of November 5, 2016, by and among the Issuer, SLP III Cayman SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman, Mr. Ajay B. Shah, Krishnan-Shah Family Partners, L.P., Fund No. 1, Krishnan-Shah Family Partners, L.P., Fund No. 3, Krishnan-Shah Family Partners, L.P., Fund No. 4, The Ajay B. Shah and Lata K. Shah 1996 Trust u/a/d 5/28/1996, Mr. Mukesh A. Patel, Patel Family Partners, LP – Fund No. 2, The Patel Revocable Trust u/a/d 6/6/2002, the Management Holders (as defined therein) and the Warrant Holders (as defined therein) (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on May 11, 2017)

F.	Form of Lock-Up Letter Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on May 11, 2017)

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

Silver Lake Partners III Cayman (AIV III), L.P.
By:	Silver Lake Technology Associates III Cayman, L.P., its general partner By: Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Investors III Cayman, L.P.
By:	Silver Lake Technology Associates III Cayman, L.P., its general partner By: Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Associates III Cayman, L.P.
By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake (Offshore) AIV GP III, Ltd.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Sumeru Fund Cayman, L.P.
By:	Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner By: SLTA Sumeru (GP) Cayman, L.P., its general partner By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Investors Sumeru Cayman, L.P.
By:	Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner By: SLTA Sumeru (GP) Cayman, L.P., its general partner By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Technology Associates Sumeru Cayman, L.P.
By:	SLTA Sumeru (GP) Cayman, L.P., its general partner By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

SLTA Sumeru (GP) Cayman, L.P.
By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

By:	/s/ Karen M. King
Name: Karen M. King
Title: Director

Annex A-1

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd. Other than Mr. Durban, who is a citizen of Germany, each of such persons is a citizen of the United States.

Silver Lake (Offshore) AIV GP III, Ltd.
Name	Business Address	Principal Occupation
Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

James Davidson	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder, Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Greg Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Joe Osnoss	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director of Silver Lake Group, L.L.C.

Andrew Wagner	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any Ordinary Shares of the Issuer.

Annex A-2

The following sets forth the name and principal occupation of each of the directors of Silver Lake Sumeru (Offshore) AIV GP, Ltd. Other than Mr. Durban, who is a citizen of Germany, each of such persons is a citizen of the United States.

Silver Lake Sumeru (Offshore) AIV GP, Ltd.
Name	Business Address	Principal Occupation
John Brennan	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

James Davidson	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder, Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Hollie Moore-Haynes	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Karen King	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C.

Paul Mercadante	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Kyle Ryland	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director of Silver Lake Management Company Sumeru, L.L.C.

Ajay Shah	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder and Managing Partner of Silver Lake Management Company Sumeru, L.L.C.

Andrew Wagner	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Chief Financial Officer of Silver Lake Group, L.L.C.

Mr. Shah beneficially owns 244,603 Ordinary Shares of the Issuer, or approximately 1.1% of the outstanding Ordinary Shares, which includes (i) 93,878 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 1, for which Mr. Shah serves as a trustee; (ii) 10,561 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 3, for which Mr. Shah serves as a trustee; (iii) 116,749 shares of record held by The Ajay B. Shah and Lata K. Shah 1996 Trust (U/A/D 5/28/1996), for which Mr. Shah serves as a trustee; (iv) 18,118 shares of record held by Krishnan-Shah Family Partners, L.P. Fund No. 4, for which Mr. Shah serves as a trustee; and (v) 5,297 shares held of record by Mr. Shah. All such Ordinary Shares were acquired by the holders at the time of the Merger. Other than Mr. Shah, none of the persons listed above beneficially owns any Ordinary Shares of the Issuer.

EXHIBIT INDEX

A.	Agreement of Joint Filing by and among the Reporting Persons

B.	Amended and Restated Sponsor Shareholders Agreement, by and among the Issuer, SLP III Cayman, SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman, Mr. Ajay B. Shah, Krishnan-Shah Family Partners, L.P., Fund No. 1, Krishnan-Shah Family Partners, L.P., Fund No. 3, Krishnan-Shah Family Partners, L.P., Fund No. 4, and The Ajay B. Shah and Lata K. Shah 1996 Trust u/a/d 5/28/1996

C.	Amended and Restated Investors Shareholders Agreement, dated as of November 5, 2016, by and among the Issuer, SLP III Cayman, SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman, the Management Investors (as defined therein) and the Warrant Investors (as defined therein) and Form of Amendment No. 2 to Investors Shareholders Agreement, by and among the Issuer, SLP III Cayman, SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman, the Management Investors and the Warrant Investors (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on May 11, 2017)

D.	Saleen Holdings, Inc. Employee Investors Shareholders Agreement, dated as of August 26, 2011, by and among Saleen Holdings, Inc., SLP III Cayman, SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman and the Employee Investors (as defined therein) (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on May 11, 2017)

E.	Amended and Restated Registration Rights Agreement, dated as of November 5, 2016, by and among the Issuer, SLP III Cayman SLTI III Cayman, SLS Cayman, SLTI Sumeru Cayman, Mr. Ajay B. Shah, Krishnan-Shah Family Partners, L.P., Fund No. 1, Krishnan-Shah Family Partners, L.P., Fund No. 3, Krishnan-Shah Family Partners, L.P., Fund No. 4, The Ajay B. Shah and Lata K. Shah 1996 Trust u/a/d 5/28/1996, Mr. Mukesh A. Patel, Patel Family Partners, LP – Fund No. 2, The Patel Revocable Trust u/a/d 6/6/2002, the Management Holders (as defined therein) and the Warrant Holders (as defined therein) (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on May 11, 2017)

F.	Form of Lock-Up Letter Agreement (incorporated herein by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed on May 11, 2017)